Exhibit 1.01
Latham Group, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2025

Introduction

This Conflict Minerals Report (this “Report”) of Latham Group, Inc. (“Latham,” “we,” “us,” “our” or the “Company”) covers the reporting period from January 1 to December 31, 2025 (the “Reporting Period”). This Report is prepared pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD (collectively, the “Conflict Minerals Rule”).

The Conflict Minerals Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which coltan, cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, are necessary to the functionality or production of those products (such minerals are referred to herein as “Conflict Minerals”). Certain of our operations manufacture or contract to manufacture products for which Conflict Minerals are necessary to the functionality or production of those products. As described in this Report, we were unable to conclusively determine, for a substantial portion of Covered Products (defined below), whether the Conflict Minerals sourced from Covered Suppliers (defined below) for the Reporting Period may have originated from the Democratic Republic of Congo or adjoining countries (the “Covered Countries”), or whether such Conflict Minerals originated from recycled or scrap sources. None of the responses from Covered Suppliers identified Conflict Minerals originating from the Covered Countries for Covered Products on a product-level or Latham-specific basis.

Business Overview

Latham Group, Inc. is the largest designer, manufacturer, and marketer of in-ground residential swimming pools in North America, Australia, and New Zealand. Latham has a coast-to-coast operations platform consisting of approximately 1,850 employees across around 30 locations as of December 31, 2025.

Products Covered by This Report

This Report relates to our products manufactured or contracted to be manufactured by us in the Reporting Period for which Conflict Minerals are or may be necessary to the functionality or production of that product. These products, which we refer to as “Covered Products,” are fiberglass pools, packaged pools, vinyl pool liners, automatic safety covers, all season pool covers and related products.

Reasonable Country of Origin Inquiry; Due Diligence Framework and Overview

For the Reporting Period, Latham identified 45 direct suppliers of raw materials related to Covered Products that were considered potentially in-scope based on a conservative analysis (the “Covered Suppliers”), which represented approximately 48% of its direct raw material expense for the Reporting Period. Out-of-scope direct suppliers included vendors exclusively providing products that were evaluated and determined to contain no metallic content. Covered Suppliers were subject to a good-faith, reasonable country of origin inquiry (“RCOI”) and due diligence exercise. Latham sent a Reporting Template (defined below) to all Covered Suppliers and received full or partial responses from 92% of the Covered Suppliers based on direct raw material expense of the Covered Suppliers in the Reporting Period.

Under the OECD Guidance (defined below), the Company is a downstream entity in the Conflict Minerals supply chain. Latham does not do any direct business with any smelters or refiners of Conflict Minerals and is several tiers removed from smelters, refiners and the origin of the Conflict Minerals present in our supply chain. Therefore, Latham has limited visibility beyond its own direct suppliers to entities within its supply chain and relies on the Covered Suppliers to provide accurate and reliable information about Conflict Minerals in their supply chains, including their direct and indirect suppliers.

We conducted an RCOI designed to determine, for the Reporting Period, whether the Conflict Minerals in Covered Products originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.

Similarly, we exercised due diligence on the source and chain of custody of the Conflict Minerals. Our due diligence measures were designed to conform, in all material respects, with the internationally recognized due diligence framework, The Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition and related supplements (“OECD Guidance”). Our compliance with the OECD Guidance is discussed further below.

OECD Guidance – Due Diligence

Step 1. Establish Strong Company Management Systems

Latham has adopted a Conflict Minerals Policy as part of its efforts to encourage its suppliers to respect human rights and to source Conflict Minerals in a socially responsible manner. The Conflict Minerals Policy is publicly available at https://lathampool.gcs-web.com/static-files/aedb3bc6-e5d3-412b-94fe-3c046ce2973e. The Conflict Minerals Policy states that Latham is committed to using reasonable efforts, including partnering with its supply chain, to avoid the use of Conflict Minerals that directly or indirectly finance or benefit armed groups in a Covered Country. It further states that Latham does not support general embargoes of Conflict Minerals from the Covered Countries, and instead encourages its suppliers to continue to source responsibly from conflict-affected and high-risk areas. The Company’s Code of Conduct for Suppliers, among other things, requires suppliers to comply with the Company’s Conflict Minerals Policy and applicable conflict minerals laws, to enact policies and programs to reasonably ensure their activities do not benefit perpetrators of human rights abuses in Covered Countries, and encourages suppliers to exercise due diligence on source and supply chain custody of Conflict Minerals. Latham requires its suppliers by contract to comply with its Code of Conduct for Suppliers. The Company’s Code of Conduct for Suppliers is publicly available at https://ir.lathampool.com/static-files/5f3f4ad9-7fb1-46e4-bd30-5d1e7627fa31.

A cross-functional internal team comprised of members from the Company’s legal and supply chain departments (the “internal team”) was delegated the responsibility to manage the Company’s Conflict Minerals compliance program and related reporting with the Securities and Exchange Commission (the “SEC”). The internal team also coordinated with outside legal counsel to assist with its compliance efforts, including training regarding the Conflict Minerals Rule. The Chair of the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) and certain members of the executive leadership team received updates regarding the foregoing activities and this Report.

Latham used tools and relied on information provided by the Responsible Minerals Initiative (“RMI”), an industry group focused on Conflict Minerals within supply chains, including (i) the Conflict Minerals Reporting Template (the “Reporting Template”), which Latham used to obtain relevant information from the Covered Suppliers that it surveyed, and (ii) information from the Responsible Minerals Assurance Process (“RMAP”), which uses an independent third-party assessment of the management systems and sourcing practices of smelters and refiners to validate responsible procurement of Conflict Minerals in accordance with its standards.

Step 2. Identify and Assess Risks in the Supply Chain

Our reasonable best efforts to determine the origin of Conflict Minerals in our supply chain involved requesting Covered Suppliers to complete the Reporting Template, including to identify the smelters and refiners in our supply chain as well as any Conflict Minerals that originated from recycled or scrap sources. For any Covered Supplier that provides product- or Latham-specific information regarding Covered Products and identifies smelters or refiners in the Reporting Template as being located in a Covered Country, the internal team will check the information available on such smelter or refiner against information provided by the RMAP to determine whether the smelter or refiner has completed a RMAP audit and has maintained good standing with the RMAP’s program and continual validation process (“RMAP Conformant”).

Step 3. Design and Implement a Strategy to Respond to Identified Risks

Responses to the Reporting Template from our Covered Suppliers were reviewed by the internal team for completeness, clarity, and consistency. The internal team corresponded with all Covered Suppliers who initially provided responses that were incomplete, unclear or inconsistent, and sent reminders to and corresponded with certain Covered Suppliers that did not respond to Latham’s request to complete the Reporting Template.

Step 4. Carry Out Independent Third-Party Audit of Suppliers’ Due Diligence Practices

To the extent applicable, Latham uses and relies upon information made available by RMI concerning its independent third-party assessments of smelters and refiners to determine whether an identified smelter or refiner is RMAP Conformant.

Step 5. Report on Supply Chain Due Diligence

Latham files a Form SD and this Report with the SEC annually, and makes a copy of the Form SD and this Report available on its website. Latham will continue to file a Form SD and a Conflict Minerals report annually in future years, as applicable.

Smelters and Refiners

The Reporting Template allowed, and the internal team encouraged, Covered Suppliers to provide product- or Latham-specific information. However, substantially all responses received by the Company from Covered Suppliers were provided on an entity-wide basis and were not tailored to Latham. For example, for the few Covered Suppliers that did provide the names of smelters and refiners and/or country of origin information, they did so on an entity-wide basis without distinguishing between Conflict Minerals purchased for goods supplied to Latham and

Conflict Minerals purchased by the Covered Supplier for other purposes. We determined that it was misleading to include every response reported by a Covered Supplier in its final version of the Reporting Template if the number of smelters and/or refiners reported was excessive relative to the products supplied or if there was not a reasonably clear nexus between Conflict Minerals purchased by the Covered Supplier and goods supplied to Latham.

The Company also did not receive responses from 8% of the Covered Suppliers (based on direct raw material expense of the Covered Suppliers in the Reporting Period) and, in some cases, responses from Covered Suppliers were incomplete or did not appear to be accurate.

As a result of the foregoing, we were unable to conclusively determine, for a substantial portion of Covered Products, whether Conflict Minerals sourced from Covered Suppliers may have originated from the Covered Countries, or whether such Conflict Minerals originated from recycled or scrap sources. None of the responses from Covered Suppliers identified Conflict Minerals originating from the Covered Countries for Covered Products based on a product-level or Latham-specific basis.

Future Risk Mitigation Efforts

We will evaluate implementing additional steps to enhance our ability to (i) determine the country of origin of the Conflict Minerals and the facilities used to mine and refine the Conflict Minerals used in, and necessary to, the functionality or production of our products and (ii) further mitigate the risks that necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in Covered Countries. These additional steps may include the activities set forth below.

1.Further enhance the Company’s due diligence process and communications (including our escalation process) to improve responsiveness, completeness and accuracy of the responses to the Reporting Template provided by Covered Suppliers.

1.Correspond with Covered Suppliers to encourage increased accuracy and compliance, as well as disclosure of product-level information, in their responses to the Reporting Template in future years.

1.Further educate our supply chain regarding the Conflict Minerals Rule.

1.Communicate Latham’s sourcing expectations relating to Conflict Minerals to suppliers through direct communications and information posted on Latham’s website and its supplier portal.

1.Include or enhance requirements related to Conflict Minerals in our supplier terms and conditions and Code of Conduct for Suppliers.

1.Monitor non-compliant and high-risk smelters and refiners in our supply chain and consider risk mitigation steps, if applicable.

Forward-Looking Statements

This Report includes “forward-looking statements” within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, and such forward-looking statements involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements relating to the Company’s intention to evaluate implementing additional steps to enhance its Conflict Minerals compliance program. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report or the date specified herein. These statements are subject to various risks, uncertainties and other factors, including, among other matters, a Covered Supplier’s responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to identify and mitigate risks in its supply chain, whether smelters and refiners and other market participants responsibly source Conflict Minerals, political and regulatory developments in the Covered Countries, the United States or elsewhere, and whether industry organizations and initiatives remain effective as a source of external guidance and support to us in the compliance process. Forward-looking statements are based on management’s current views, beliefs and expectations of future events based on certain assumptions. Forward-looking statements are not guarantees of future performance. We assume no obligation to revise or update any forward-looking statements for any reason, except as required by law. Subsequent events may affect our future determinations under the Conflict Minerals Rule.